K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

December 29, 2014

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-1520

Calamos Investment Trust

Calamos Global Convertible Fund

Calamos Hedged Equity Income Fund

File Nos. 33-19228; 811-5443

Re: Post-Effective Amendment No. 93

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of Calamos Investment Trust (“Registrant”), pursuant to the Securities Act of 1933, as amended, and Rule 485(b) of Regulation C (“Rule 485(b)”) thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, is Post-Effective Amendment No. 93 to the Registrant’s Registration Statement on Form N-1A (“PEA 93”) on behalf of Class A, Class C, Class I and Class R shares of Calamos Global Convertible Fund and Calamos Hedged Equity Income Fund (the “Funds”).

PEA 93 includes the prospectuses and statement of additional information relating to Class A, Class C, Class I and Class R shares of the Funds. This transmission includes a conformed signature page signed by the Registrant and by power of attorney for a majority of the Trustees, the manually signed originals of which are maintained at the office of the Registrant. This transmission also includes a conformed copy of our firm’s representation letter pursuant to Rule 485(b), the original of which is also maintained at the office of the Registrant.

Calamos Investment Trust

December 29, 2014

Should you have any questions, please do not hesitate to call me at (202) 778-9189 or Eric S. Purple at (202) 778-9220. Thank you for your attention.

Sincerely,

/s/ Nicole Trudeau